UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Ebix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

278715206

(CUSIP Number)

December 9, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Steven D. Lebowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,046,782(1)(2)

	6.	Shared Voting Power 1,125,922(1)(3)(4)

	7.	Sole Dispositive Power 1,046,782(1)(2)

	8.	Shared Dispositive Power 1,125,922 (1)(3)(4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,172,704(1)(2)(3)(4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.43%(5)

12.	Type of Reporting Person IN

(1) The number of shares reported as beneficially owned is as of February 2, 2016.

(2) This number includes shares beneficially owned by The Lebowitz Family, LLC, a trust over which Mr. Lebowitz serves as a co-trustee and has sole voting and sole dispositive power.

(3) This number includes shares beneficially owned by (a) Deborah P. Lebowitz, (b) The Steven & Deborah Lebowitz Foundation and (c) the Lebowitz Family Trust — 1986, dated October 7, 1986, as amended (the “Trust”), a revocable living trust over which Mr. Lebowitz serves as a co-trustee and has shared voting and shared dispositive power.

(4) This number includes options to purchase 1,185 shares that are exercisable within 60 days of February 2, 2016.

(5) As of the date of this filing, based on 33,767,094 shares of common stock of Ebix, Inc. (the “Issuer”) outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the U.S. Securities and Exchange Commission on November 9, 2015.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Deborah P. Lebowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,125,922(1)(2)(3)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,125,922(1)(2)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,125,922(1)(2)(3)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 3.33%(4)

12.	Type of Reporting Person IN

(1) The number of shares reported as beneficially owned is as of February 2, 2016.

(2) This number includes shares beneficially owned by (a) The Steven & Deborah Lebowitz Foundation and (b) the Trust, a revocable living trust over which Mrs. Lebowitz serves as a co-trustee and has shared voting and shared dispositive power.

(3) This number includes options to purchase 1,185 shares that are exercisable within 60 days of February 2, 2016.

(4) As of the date of this filing, based on 33,767,094 shares of common stock of the Issuer outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the U.S. Securities and Exchange Commission on November 9, 2015.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) The Steven & Deborah Lebowitz Foundation

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 29,500(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 29,500(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,500(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.09%(2)

12.	Type of Reporting Person OO

(1) The number of shares reported as beneficially owned is as of February 2, 2016.

(2) As of the date of this filing, based on 33,767,094 shares of common stock of the Issuer outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the U.S. Securities and Exchange Commission on November 9, 2015.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) The Lebowitz Family, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 125,000(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 125,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,000(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.37%(2)

12.	Type of Reporting Person PN

(1) The number of shares reported as beneficially owned is as of February 2, 2016.

(2) As of the date of this filing, based on 33,767,094 shares of common stock of the Issuer outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the U.S. Securities and Exchange Commission on November 9, 2015.

Item 1(a).		Name of Issuer: Ebix, Inc.
Item 1(b).		Address of Issuer’s Principal Executive Offices: 1 Ebix Way Johns Creek, GA 30097

Item 2(a).		Name of Person Filing: Steven D. Lebowitz Deborah P. Lebowitz The Steven & Deborah Lebowitz Foundation The Lebowitz Family, LLC
Item 2(b).		Address of Principal Business Office, or if none, Residence: 439 N. Bedford Drive Beverly Hills, CA 90210
Item 2(c).		Citizenship: Steven D. Lebowitz — United States Deborah P. Lebowitz — United States The Steven & Deborah Lebowitz Foundation — California The Lebowitz Family, LLC — Delaware
Item 2(d).		Title of Class of Securities: Common Stock
Item 2(e).		CUSIP Number: 278715206

Item 3.	If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act.
	(e)	☐	An investment adviser in accordance with rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
	(j)	☐	A non-U.S. institution in accordance with rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with rule 13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership**.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
	(a)	Amount beneficially owned: Steven D. Lebowitz: 2,172,704 Deborah P. Lebowitz: 1,125,922 The Steven & Deborah Lebowitz Foundation: 29,500 The Lebowitz Family, LLC: 125,000
	(b)	Percent of class: Steven D. Lebowitz: 6.43% Deborah P. Lebowitz: 3.33% The Steven & Deborah Lebowitz Foundation: 0.09% The Lebowitz Family, LLC: 0.37%
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: Steven D. Lebowitz: 1,046,782 Deborah P. Lebowitz: 0 The Steven & Deborah Lebowitz Foundation: 0 The Lebowitz Family, LLC: 0
(ii) Shared power to vote or to direct the vote: Steven D. Lebowitz: 1,125,922 Deborah P. Lebowitz: 1,125,922 The Steven & Deborah Lebowitz Foundation: 29,500 The Lebowitz Family, LLC: 125,000

(iii)	Sole power to dispose or to direct the disposition of: Steven D. Lebowitz: 1,046,782 Deborah P. Lebowitz: 0 The Steven & Deborah Lebowitz Foundation: 0 The Lebowitz Family, LLC: 0
(iv)	Shared power to dispose or to direct the disposition of: Steven D. Lebowitz: 1,125,922 Deborah P. Lebowitz: 1,125,922 The Steven & Deborah Lebowitz Foundation: 29,500 The Lebowitz Family, LLC: 125,000

**See footnotes on the cover pages, which are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group.
See Exhibit B.

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect, other than activities solely in connection with a nomination under §240.14a—11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Steven D. Lebowitz

By:	/s/ ANDREW COLLINS
Andrew Collins, Attorney-In-Fact

Deborah P. Lebowitz

By:	/s/ ANDREW COLLINS
Andrew Collins, Attorney-In-Fact

The Steven & Deborah Lebowitz Foundation

By:	/s/ ANDREW COLLINS
Andrew Collins, Attorney-In-Fact

The Lebowitz Family, LLC

By:	/s/ ANDREW COLLINS
Andrew Collins, Attorney-In-Fact

Date: February 12, 2016

Exhibit List

Exhibit A.              Joint Filing Agreement.

Exhibit B.              Item 8 Statement.

Exhibit C.              Power of Attorney.